Filed Pursuant to Rule 433

Registration No. 333-177762

October 29, 2013

Pricing Term Sheet

The Procter & Gamble Company

€750,000,000 2.000% Notes due 2021

Issuer:	The Procter & Gamble Company

Aggregate Principal Amount Offered:	€750,000,000

Maturity Date:	November 5, 2021

Price to Public (Issue Price):	99.452% of principal amount

Coupon (Interest Rate):	2.000%

Yield to maturity:	2.075%

Spread to reference Government security:	+76 basis points

Reference Government security:	DBR 2.250% 09/04/2021

Reference Government security yield/price:	1.315% / 106.92%

Mid-swap rate yield:	1.755%

Spread to mid-swap rate:	+32 basis points

Day Count:	ACT/ACT, following, unadjusted

Interest Payment Dates:	November 5, commencing November 5, 2014

Make-Whole Redemption:	At any time at the greater of 100% or a discount rate of the Comparable Government Bond Rate plus 12.5 basis points

Tax Redemption:	The notes will be redeemable if certain events occur involving United States taxation as described in the Prospectus Supplement

Trade Date:	October 29, 2013

Settlement Date:	November 5, 2013 (T+5)

Denominations:	€100,000 × €1,000

Type of Offering:	SEC Registered

Listing:	Application will be made for listing on the New York Stock Exchange on terms described in the Prospectus Supplement

Common Code:	098914820

ISIN:	XS0989148209

Joint Book-Running Managers:	Deutsche Bank AG, London Branch, HSBC Bank plc and Morgan Stanley & Co. International plc

Senior Co-Managers:	Citigroup Global Markets Limited, Goldman Sachs International, J.P. Morgan Securities plc

Co-Managers:	Barclays Bank PLC, Merrill Lynch International, Mitsubishi UFJ Securities International plc, RBC Europe Limited, The Royal Bank of Scotland plc, Banco Bilbao Vizcaya Argentaria, S.A., Credit Suisse Securities (Europe) Limited, ING Bank N.V. Belgian Branch, Wells Fargo Securities, LLC

Long-term Debt Ratings:	Moody’s: Aa3 (Stable); S&P: AA- (Stable)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch at 1-800-503-4611, HSBC Bank plc (toll free) at 1-866-811-8049 or Morgan Stanley & Co. International plc at 1-866-718-1649.

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